UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2017

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ABILITY INC.

On December 27, 2017, Ability Inc. (the “Company”) announced its financial results for the three and nine months ended September 30, 2017.

2017 Third Quarter Financial Summary

Revenues for the three months ended September 30, 2017 were $0.2 million, compared to $6.5 million for the three months ended September 30, 2016. The decrease was primarily due to slower than anticipated customer adoption of the Company’s new generation system as well as a decrease in sales of the Company’s legacy products because of the ongoing transition to a revenue stream primarily focused on the Company’s new generation system.

Cost of revenues for the three months ended September 30, 2017 were $0.6 million, compared to $3.2 million for the three months ended September 30, 2016. This decrease is consistent with the decrease in revenues.

Operating loss for the three months ended September 30, 2017 was $(2.8) million, compared to $(1.1) million for the three months ended September 30, 2016. The increase was due to lower revenues, partially offset by lower cost of revenues, selling and marketing expenses, primarily due to lower commissions and general and administrative expenses.

Net loss for the three months ended September 30, 2017 was $(3.0) million, or $(0.12) per basic and diluted share, compared to $(0.9) million, or $(0.04) per basic and diluted share, for the three months ended September 30, 2016. Negative EBITDA for the three months ended September 30, 2017 was $(2.7) million, compared to $(1.1) million for the three months ended September 30, 2016. Please refer to the financial tables below for a reconciliation of GAAP to Non-GAAP results.

2017 Year-to-Date Financial Summary

Revenues for the nine months ended September 30, 2017 were $1.0 million, compared to $14.0 million for the nine months ended September 30, 2016. The decrease was primarily due to slower than anticipated customer adoption of the Company’s new generation system, as well as decrease in sales of the Company’s legacy products because of the ongoing transition to a revenue stream primarily focused on the Company’s new generation system.

Cost of revenues for the nine months ended September 30, 2017 were $1.7 million, compared to $7.5 million for the nine months ended September 30, 2016. This decrease is consistent with the decrease in revenues.

Operating loss for the nine months ended September 30, 2017 was $(9.1) million, compared to $(3.4) million for the nine months ended September 30, 2016. The increase was due to lower revenues and higher general and administrative expenses, primarily due to increased legal and professional fees, partially offset by lower cost of revenues and selling and marketing expenses, primarily due to lower commissions.

Net loss for the nine months ended September 30, 2017 was $(9.1) million, or $(0.37) per basic and diluted share, compared to $(4.2) million, or $(0.17) per basic and diluted share, for the nine months ended September 30, 2016. Negative EBITDA for the nine months ended September 30, 2017 was $(8.7) million, compared to $(3.1) million for the nine months ended September 30, 2016. Please refer to the financial tables below for a reconciliation of GAAP to Non-GAAP results.

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Balance Sheet Highlights

Cash and cash equivalents as of September 30, 2017 totaled $3.6 million, compared to $11.8 million as of December 31, 2016. Net cash used in operating activities for the nine months ended September 30, 2017 was $8.4 million, compared to $4.3 million for the nine months ended September 30, 2016. Shareholders' equity as of September 30, 2017 totaled $0.6 million, compared to $9.7 million as of December 31, 2016.

On November 13, 2017, the Company, Anatoly Hurgin and Alexander Aurovsky (together, the “Shareholders”) and The Bank Leumi Le-Israel Trust Company Ltd., as escrow agent entered into an amendment (the “Amendment”) to the escrow agreement among such parties dated December 23, 2015 (the “Escrow Agreement”). Pursuant to the Escrow Agreement, $11,850,000 in cash was deposited into an escrow account (the “Escrow Account”), and each of the Shareholders has the right, exercisable on one occasion from January 1, 2018 through March 1, 2018 (the “Put Option Period”), to require the Company to repurchase all or a portion of such Shareholder’s pro rata portion of 1,173,267 ordinary shares held by such Shareholder for an amount in cash equal to (1)(x) the number of shares being “put” to the Company by such Shareholder, multiplied by (y) $10.10 per share plus (2) such Shareholder’s pro rata portion of interest generated by the Escrow Account. Pursuant to the Amendment, the Put Option Period will now commence on January 1, 2019 and will end on March 1, 2021. Such change resulted in a classification of the restricted deposit and the put option liability from current assets and current liabilities to non-current assets and non-current liabilities, respectively.

Due to the significant decline in revenues and the increase in legal and professional services fees, the Company has suffered operating losses, and has an accumulated deficit as part of its shareholders’ equity and negative cash flows from operating activities that, along with other matters, raises a substantial doubt about its ability to continue as a going concern.

Settlement in Principle of the New York Class Action Litigation

On December 21, 2017, the Company entered into a Memorandum of Understanding (“MOU”) to memorialize an agreement in principle to settle all claims of participating class members in the class actions consolidated in the lawsuit captioned In re Ability Inc. Securities Litigation, No. 16-cv-03893 (VM), pending in the Southern District of New York (the “New York Class Action Litigation”). The New York Class Action Litigation is more fully described in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on May 16, 2017.

The MOU provides for an aggregate settlement payment of $3.0 million, which includes all plaintiffs’ attorneys’ fees and expenses, as well as any other class notice and administrative fees related to the resolution of the New York Class Action Litigation. The settlement includes the dismissal of all claims against the Company and the named individuals in the New York Class Action Litigation. It is expected that $250,000 of the $3.0 million settlement amount will be funded by the Company and the remaining $2.75 million will be funded with the Company’s insurance proceeds or contributed by other defendants. The ultimate impact of this class action settlement on the pending class action litigation in the Tel Aviv District Court, the pending class action and derivative litigation in the 15th Circuit, Palm Beach County, Florida (Case No. 2015-CA-003339) and the pending securities litigation in the 15th Circuit, Palm Beach County, Florida (Case No. 502016CA013823XXXXMB AG) has yet to be determined.

In connection with the entry into of the MOU, the Company entered into an agreement with its insurer (the “Discharge Agreement”) pursuant to which the Company agrees to discharge the insurer from liability with respect to any U.S. claims (which includes the New York Class Action Litigation, the two pending litigations in Florida and the SEC investigation but excludes the class action litigation in Israel) in consideration for an aggregate settlement amount of $5.0 million, of which $2.5 million is to be used for settlement of the New York Class Action Litigation and the remaining amount is to be used to cover various defense and legal costs. Accordingly, no insurance proceeds will be available for any U.S. claims other than with respect to the settlement of the New York Class Action Litigation.

The settlement described in the MOU remains subject to further documentation, court approval, and other customary conditions, including the Company’s right to terminate the settlement in the event an agreed-upon percentage of class members do not participate. Therefore, there can be no assurance that a settlement will be finalized by the parties and approved by the courts or as to the ultimate outcome of the New York Class Action Litigation.

Forward-Looking Statements

This Report on Form 6-K may contain “forward-looking statements” within the meanings of the Private Securities Litigation Reform Act of 1995. These statements, which may be identified by words such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “could,” “projects,” “potential” and other similar terms and phrases, are based on the beliefs of the Company’s management, as well as assumptions made by, and information currently available to, the Company’s management as of the date of such statements. These statements are subject to risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements in this Report may include, without limitation, statements regarding expectations regarding the settlement of the New York Class Action Litigation and expectations of insurance proceeds. The Company specifically disclaims any obligation to update these statements, which speak only as of the dates on which such statements are made, except as may be required under the federal securities laws. Information regarding additional risks and uncertainties is contained in the Company on the Annual Report on Form 20-F for the year ended December 31, 2016.

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Ability Inc.

Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2017	2016
	U.S. Dollar in thousands
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,564	$11,840
Restricted deposits	-	1,758
Restricted deposit for put option	-	12,028
Accounts receivable	2,000	3,173
Inventories	127	481
Accumulated costs in respect of projects in excess of progress payments	-	151
Due from controlling shareholders	-	196
Income tax receivable	158	267
Other current assets	712	353
Total Current Assets	6,561	30,247

NON-CURRENT ASSETS:
Restricted deposit for put option	12,174	-
Property and equipment, net	1,435	1,588
Total Non-Current Assets	13,609	1,588

Total Assets	$20,170	$31,835

LIABILITIES & SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
Accrued payroll and other compensation related accruals	$221	$270
Trade accounts payable, accrued expenses and other accounts payable	3,898	4,952
Put option liability	-	11,900
Income tax payable	-	32
Accrued expenses and accounts payable in respect of projects	2,394	4,734
Progress payments in excess of accumulated costs in respect of projects	687	-
Total Current Liabilities	7,200	21,888

NON-CURRENT LIABILITIES:
Put option liability	12,174	-
Accrued severance pay	239	245
Total Non-Current Liabilities	12,413	245

Total Liabilities	19,613	22,133

SHAREHOLDERS' EQUITY:
Ordinary shares $0.0001 par value, 200,000,000 shares authorized, 25,756,142 shares issued and outstanding at September 30, 2017 and December 31, 2016	3	3
Preferred shares $0.0001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding at September 30, 2017 and December 31, 2016	-	-
Additional paid-in-capital	18,560	18,560
Accumulated deficit	(18,006)	(8,861)
Total Shareholders' Equity	557	9,702

Total Liabilities and Shareholders' Equity	$20,170	$31,835

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Ability Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	U.S. Dollar in thousands, except per share data
	Unaudited

Revenues	$197	$6,492	$1,029	$13,970
Cost of revenues	563	3,197	1,726	7,453
Gross profit (loss)	(366)	3,295	(697)	6,517

Selling and marketing expenses	610	1,083	2,175	4,006
General and administrative expenses	1,868	3,351	6,187	5,867
Operating loss	(2,844)	(1,139)	(9,059)	(3,356)

Finance income (expenses), net	211	51	86	(11)
Loss before income taxes	(3,055)	(1,190)	(9,145)	(3,345)

Income taxes expense (benefit)	(23)	(301)	-	876
Net loss	$(3,032)	$(889)	$(9,145)	$(4,221)

Weighted-average number of ordinary shares outstanding - basic and diluted	24,582,874	24,582,874	24,582,874	24,582,874

Loss per ordinary share - basic and diluted	$(0.12)	$(0.04)	$(0.37)	$(0.17)

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Ability Inc.

Condensed Consolidated Statements of Cash Flows

	Nine months ended
	September 30,
	2017	2016
	U.S. Dollar in thousands
	Unaudited
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$(9,145)	$(4,221)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	128	112
Amortization	238	-
Impairment of fixed assets	-	114
Capital loss	30	-
Change in operating assets and liabilities:
Restricted deposits	1,758	325
Accounts receivable	1,173	740
Inventories	175	(273)
Deferred income taxes	-	(479)
Other current assets	(359)	1,682
Accrued payroll and other compensation related accruals	(49)	227
Trade accounts payable, accrued expenses and other accounts payable	(1,054)	2,518
Put option liability net of restricted deposit for put option	128	(79)
Income tax payable	77	(2,387)
Accrued expenses and accounts payable in respect of projects	(2,340)	(903)
Due to related company	-	(600)
Progress payments in excess of accumulated costs in respect of projects	838	(1,117)
Accrued severance pay	(6)	58
Total adjustments	737	(62)
Net cash used in operating activities	(8,408)	(4,283)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(188)	(186)
Proceeds from sale of property and equipment	124	-
Net cash used in investing activities	(64)	(186)

CASH FLOWS FROM FINANCING ACTIVITIES:
Due from Controlling Shareholders	196	574
Withholding taxes paid by the Company on behalf of the controlling shareholders in respect of dividends distributed	-	(3,403)
Withholding taxes paid by the Controlling Shareholders to the Company in respect of dividends distributed, to be paid by the Company to the Israeli Tax Authorities	-	920
Net cash provided by (used in) financing activities	196	(1,909)

Net Change In Cash	(8,276)	(6,378)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	11,840	25,829
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$3,564	$19,451

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid:
Interest and banks' charges	$13	$28
Income tax	$6	$3,755

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Ability Inc.

Condensed Consolidated Statements of EBITDA

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	U.S. Dollar in thousands
	Unaudited

Operating loss	$(2,844)	$(1,139)	$(9,059)	$(3,356)
Depreciation	41	39	128	112
Amortization	80	-	238	-
Impairment of fixed assets	-	-	-	114
EBITDA loss	$(2,723)	$(1,100)	$(8,693)	$(3,130)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: December 27, 2017

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